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Interim Consolidated Financial Statements (Unaudited)
March 31, 2008

PARAMOUNT RESOURCES LTD.
Consolidated Balance Sheets (Unaudited)
($ thousands)

	March 31	December 31
As at	2008	2007

ASSETS
Current assets
Cash and cash equivalents	$51,748	$83,304
Short-term investments	1,064	95,675
Accounts receivable	68,579	63,982
Risk management assets (Note 9)	2,149	—
Prepaid expenses and other	1,462	1,874

	125,002	244,835
Property, plant and equipment	779,092	754,947
Long-term investments and other assets (Note 4)	302,605	289,775
Goodwill	10,258	10,258

	$1,216,957	$1,299,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$101,877	$91,896
Risk management liabilities (Note 9)	19,745	28,980
Current portion of stock-based compensation liability (Note 7)	4,852	3,333

	126,474	124,209
Long-term debt (Note 5)	94,623	134,606
Asset retirement obligations (Note 6)	96,707	97,359
Stock-based compensation liability (Note 7)	883	66
Future income taxes	34,532	34,926

	353,219	391,166

Commitments and contingencies (Notes 9 and 12)

Shareholders’ equity
Share capital	306,690	313,828
Contributed surplus	1,596	1,375
Retained earnings	555,358	593,450
Accumulated other comprehensive income (loss)	94	(4)

	863,738	908,649

	$1,216,957	$1,299,815

See the accompanying notes to these Interim Consolidated Financial Statements.
Paramount Resources Ltd. | First Quarter — 2008

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Loss (Unaudited)
($ thousands, except as noted)

Three months ended March 31	2008	2007

Revenue
Petroleum and natural gas sales	$76,976	$78,821
Loss on financial commodity contracts (Note 9)	(15,022)	(1,419)
Royalties	(13,295)	(13,197)

	48,659	64,205

Expenses
Operating	24,928	23,038
Transportation	4,021	4,292
General and administrative	8,153	8,598
Stock-based compensation (Note 7)	3,607	(6,258)
Depletion, depreciation and accretion	28,177	33,540
Exploration	3,786	5,307
Dry hole	5,307	47,602
(Gain) loss on sale of property, plant and equipment	506	(33)
Interest and financing charges	2,690	11,501
Foreign exchange (gain) loss (Note 9)	2,083	(2,963)
Debt extinguishment and other (Note 5)	1,567	690

	84,825	125,314

Income (loss) from equity investments (Note 4)	(12,704)	16,205
Other income (expense)	2,340	(285)
Non-controlling interest	—	10,467

Loss before tax	(46,530)	(34,722)

Income and other tax expense (recovery)
Current and other tax expense	228	246
Future income tax (recovery)	(8,720)	(18,913)

	(8,492)	(18,667)

Net loss	$(38,038)	$(16,055)

Net loss per common share ($/share) (Note 8)
Basic	$(0.56)	$(0.23)
Diluted	$(0.56)	$(0.23)

See the accompanying notes to these Interim Consolidated Financial Statements.
Paramount Resources Ltd. | First Quarter — 2008

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Shareholders’ Equity (Unaudited)
($ thousands, except as noted)

	Three months ended		Twelve months ended
	March 31, 2008		December 31, 2007
	Shares		Shares
Share Capital	000’s		000’s

Balance, beginning of period	67,681	$313,828	70,279	$341,071
Issued on exercise of stock options	18	275	701	14,197
Share issuance costs, net of tax benefit	—	—	—	(165)
Tax effect of flow-through share renunciations and other	—	(7,753)	—	(21,684)
Common shares repurchased	(6)	(30)	(3,299)	(15,308)
Unvested common shares under stock incentive plan	—	370	—	(775)
Adjustment on MGM Energy spinout (Note 1)	—	—	—	(3,508)

Balance, end of period	67,693	$306,690	67,681	$313,828

Contributed Surplus
Balance, beginning of period		$1,375		$—
Stock-based compensation expense on investees’ options		221		1,375

Balance, end of period		$1,596		$1,375

Retained Earnings
Balance, beginning of period		$593,450		$222,679
Adjustment on MGM Energy spinout (Note 1)		—		(5,901)
Common shares repurchased		(54)		(39,569)
Net earnings (loss)		(38,038)		416,241

Balance, end of period		$555,358		$593,450

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$(4)		$—
Unrealized gain (loss) on available for sale assets		98		(4)

Balance, end of period		$94		$(4)

Total Shareholders’ Equity		$863,738		$908,649

See the accompanying notes to these Interim Consolidated Financial Statements.
Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
($ thousands)

	Three months ended	Twelve months ended
	March 31, 2008	December 31, 2007

Net earnings (loss)	$(38,038)	$416,241
Other comprehensive income (loss), net of tax Unrealized gain (loss) on available-for-sale investments	98	(4)

Comprehensive income (loss)	$(37,940)	$416,237

See the accompanying notes to these Interim Consolidated Financial Statements.
Paramount Resources Ltd. | First Quarter — 2008

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Cash Flows (Unaudited)
($ thousands)

Three months ended March 31	2008	2007

Operating activities
Net loss	$(38,038)	$(16,055)
Add (deduct)
Items not involving cash (Note 11)	55,052	2,305
Asset retirement obligation expenditures	(2,558)	(540)
Exploration and dry hole	9,093	52,218
Debt extinguishment costs	626	—

	24,175	37,928
Change in non-cash working capital	8,920	(8,707)

Cash from operating activities	33,095	29,221

Financing activities
Net draw (repayment) of short-term debt and revolving long-term debt	—	110,630
Repayment of long-term debt	(45,990)	—
Settlement of foreign exchange contract	(22,335)	4,900
Common shares issued, net of issuance costs	147	3,226
Common shares repurchased	(84)	—
MGM Energy shares issued, net of issuance costs (Note 1)	—	78,545

Cash from (used in) financing activities	(68,262)	197,301

Investing activities
Expenditures on property, plant and equipment and exploration	(66,474)	(186,835)
Proceeds on sale of property, plant and equipment	6,363	—
Long-term investments	(28,270)	—
Settlement of note receivable	75,000	—
Reorganization costs and other	—	(884)
Change in non-cash working capital	16,992	20,037

Cash used in investing activities	3,611	(167,682)

Increase (decrease) in cash and cash equivalents	(31,556)	58,840
Cash and cash equivalents, beginning of period	83,304	14,357

Cash and cash equivalents, end of period	$51,748	$73,197

Supplemental cash flow information (Note 11)
See the accompanying notes to these Interim Consolidated Financial Statements.
Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)
1. Basis of Presentation
The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries (“Paramount” or the “Company”), are stated in Canadian dollars, and have been prepared using accounting policies and methods of application that are consistent with Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2007. Paramount conducts its business through two business segments: Principal Properties and Strategic Investments.
Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2007.
a) MGM Energy Corp. — Basis of Presentation
On January 12, 2007, Paramount completed the spinout of MGM Energy Corp. (“MGM Energy”). Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding common shares of MGM Energy (“MGM Shares”), and MGM Energy’s financial position, results of operations and cashflows were included in the Consolidated Financial Statements of Paramount. As a result of an issuance of common shares by MGM Energy on May 30, 2007, Paramount’s ownership interest in MGM Energy was reduced to less than 50 percent and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.
b) Reclassification
Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.
c) Change in Estimate
In accordance with its policy, the Company reviews depreciation estimates on an ongoing basis. As a result, effective January 1, 2008, the Company changed the usage pattern estimates of certain facilities and gathering systems to a unit of production method from a straight-line method to better reflect the observed usage and expected lives of these assets. The effect of this change in estimate for the three months ended March 31, 2008 was to increase depreciation expense by $3.3 million, increase future income tax recovery by $0.9 million, increase net loss by $2.4 million, and increase basic and diluted loss per share by $0.03.
2. Changes to Accounting Policies
As of January 1, 2008, Paramount adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535 — “Capital Disclosures”. Additional disclosures required as a result of adopting the section are included in Note 10.
As of January 1, 2008 Paramount adopted new CICA Handbook Sections 3862 — “Financial Instruments - Disclosures” and 3863 — “Financial Instruments — Presentation”. Additional disclosures required as a result of adopting these sections are included in Note 9.
Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)
3.	Segmented Information
Paramount segregates its operations into the following segments, which have been established by management to assist in resource allocation, assessing operating performance, and achieving long-term strategic objectives:
•	Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit (“COU”), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in Central Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories, and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota. Goodwill is included in Principal Properties.
•	Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition, based on spin-outs, sales, or future revenue generation. Paramount Drilling U.S. LLC (“Paramount Drilling”) is included in Strategic Investments.
•	Corporate: Corporate is comprised of income and expense items, including general and administrative expense, interest expense, and taxes that have not been specifically allocated to Principal Properties or Strategic Investments.
Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

	Principal	Strategic
Three months ended March 31, 2008	Properties	Investments	Corporate	Total

Revenue
Petroleum and natural gas sales, net of royalties	$63,681	$—	$—	$63,681
Loss on financial commodity contracts	(15,022)	—	—	(15,022)

	48,659	—	—	48,659

Expenses
Operating and transportation	28,949	—	—	28,949
General and administrative	—	468	7,685	8,153
Stock-based compensation	—	—	3,607	3,607
Depletion, depreciation and accretion	27,491	686	—	28,177
Exploration	3,786	—	—	3,786
Dry hole	5,307	—	—	5,307
Loss on sale of property, plant and equipment	506	—	—	506
Interest and financing charges	—	—	2,690	2,690
Foreign exchange loss	—	—	2,083	2,083
Debt extinguishment and other	—	—	1,567	1,567

	66,039	1,154	17,632	84,825

Income (loss) from equity investments and other income	—	(12,270)	1,906	(10,364)

Segment loss	$(17,380)	$(13,424)	$(15,726)	(46,530)

Income and other tax recovery				(8,492)

Net loss				$(38,038)

	Principal	Strategic
Three months ended March 31, 2007	Properties	Investments	Corporate	Total

Revenue
Petroleum and natural gas sales, net of royalties	$65,624	$—	$—	$65,624
Loss on financial commodity contracts	(1,419)	—	—	(1,419)

	64,205	—	—	64,205

Expenses
Operating and transportation	27,330	—	—	27,330
General and administrative	—	1,913	6,685	8,598
Stock-based compensation	—	554	(6,812)	(6,258)
Depletion, depreciation and accretion	33,422	118	—	33,540
Exploration	2,637	2,670	—	5,307
Dry hole	7,778	39,824	—	47,602
Gain on sale of property, plant and equipment	(33)	—	—	(33)
Interest and financing charges	—	—	11,501	11,501
Foreign exchange gain	—	—	(2,963)	(2,963)
Debt extinguishment and other	690	—	—	690

	71,824	45,079	8,411	125,314

Income (loss) from equity investments and other income	—	16,205	(285)	15,920
Non-controlling interest	(15)	10,482	—	10,467

Segment loss	$(7,634)	$(18,392)	$(8,696)	(34,722)

Income and other tax recovery				(18,667)

Net loss				$(16,055)

Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

	Capital Expenditures for the
	three months ended March 31		Total Assets as at March 31
	2008	2007	2008	2007

Principal Properties	62,513	139,639	827,079	1,181,033
Strategic Investments	—	42,368	332,138	343,006
Corporate	208	210	57,740	16,732

	62,721	182,217	1,216,957	1,540,771

Capital expenditures for Principal Properties during the three months ended March 31, 2008 include $5.2 million (2007 — nil) of drilling costs for services provided by Paramount Drilling.
4. Long-Term Investments and Other Assets

	As at March 31, 2008		As at December 31, 2007
	(Shares/Units)		(Shares/Units)
	(000’s)		(000’s)
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	20,189	$91,632	17,763	$77,370
MGM Energy	21,470	45,931	21,470	58,182
Paxton Corporation (“Paxton”)	3,500	4,812	—	—
Private oil and gas company (“Privateco”)	2,709	2,523	2,709	2,523

		144,898		138,075

Cost accounted investments:
MEG Energy Corp. (“MEG Energy”)	3,700	151,700	3,700	151,700
NuLoch Resources Inc. (“NuLoch”)	6,141	6,007	—	—

		$302,605		$289,775

During the three months ended March 31, 2008, Paramount made open market purchases of 1.9 million units of Trilogy and participated in Trilogy’s distribution reinvestment plan (“DRIP”), acquiring an additional 0.5 million units, increasing its ownership from 18.8 percent at December 31, 2007 to 21.1 percent as of March 31, 2008. Purchases and DRIP acquisitions to date total 5.1 million units for consideration of $35.8 million. Paramount has allocated $19.0 million of the net purchase price differential of $24.1 million to property plant and equipment, and the remainder to goodwill. The purchase price differential applicable to property plant and equipment will be amortized into equity earnings over the life of Trilogy’s proved reserves.
In February 2008, the Company purchased 3.5 million common shares of Paxton, a private company, for $4.8 million. As of March 31, 2008, Paramount owned approximately 17 percent of Paxton’s outstanding common shares. Certain directors of Paramount are also directors and shareholders of Paxton.
In March 2008, the Company purchased 6.1 million Class A common shares of NuLoch for $6.0 million. As of March 31, 2008, Paramount owned approximately 20 percent of NuLoch’s outstanding Class A common shares.
At March 31, 2008 Paramount held 2.9 percent of MEG Energy’s common shares and 16.7 percent of MGM’s common shares.
Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)
Income (loss) from equity investments is composed of the following:

		Dilution
Three months ended March 31	Equity Loss	Loss	Total 2008	Total 2007

Trilogy	(315)	—	(315)	2,280
MGM Energy	(7,896)	(4,493)	(12,389)	24,673
North American Oil Sands Corporation	—	—	—	(10,748)

	(8,211)	(4,493)	(12,704)	16,205

5. Long-Term Debt

		December
	March 31	31
As at	2008	2007

Canadian Dollar Denominated Debt
Credit facilities	$—	$—
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$93.2 million), (2007 — US$138.2 million)	95,791	136,547

	95,791	136,547
Debt financing costs — unamortized	(1,168)	(1,941)

	$94,623	$134,606

Bank Credit Facility
Subsequent to March 31, 2008, Paramount renewed its credit agreement and extended the revolving term to April 29, 2009. Both the gross and net borrowing base were adjusted to $150 million. At Paramount’s request, the banking syndicate’s commitment to lend up to $125 million remains unchanged. As of March 31, 2008, no balances were drawn on the credit facility; however, Paramount had undrawn letters of credit outstanding totaling $15.5 million that reduce the amount available to the Company under the credit facility.
US Senior Notes
During the first quarter of 2008, Paramount made open market purchases of US$45.0 million principal amount of US Senior Notes, plus a premium of US$0.6 million and accrued interest, reducing the net principal outstanding to US$93.2 million. Paramount may re-market the purchased debt at its discretion.
6. Asset Retirement Obligations

	Three months
	ended	Year ended
	March 31,	December 31,
	2008	2007

Asset retirement obligations, beginning of period	$97,359	$83,815
Reduction on disposal of properties	(955)	(13,107)
Liabilities incurred	473	10,997
Revision in estimated costs of abandonment	—	17,961
Liabilities settled	(2,558)	(6,958)
Accretion expense	2,151	6,666
Change in basis of presentation — MGM Energy (Note 1)	—	(966)
Effects of foreign exchange	237	(1,049)

Asset retirement obligations, end of period	$96,707	$97,359

Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)
7. Stock-based Compensation

	Three months ended		Three months ended
Paramount Options	March 31, 2008		March 31, 2007
	Weighted
	Average		Weighted
	Exercise		Average
	Price	# of Options	Exercise Price	# of Options

	($/ share)		($/ share)
Balance, beginning of period	$19.49	6,430,000	$19.41	4,468,925
Granted	13.70	50,000	20.20	1,396,500
Exercised	7.78	(104,250)	4.75	(609,200)
Cancelled	21.26	(274,500)	25.19	(36,000)

Balance, March 31	$19.56	6,101,250	$21.30	5,220,225

Options exercisable, March 31	$18.88	848,350	$16.40	364,250

	Three months ended		Three months ended
Holdco Options	March 31, 2008		March 31, 2007
	Weighted
	Average		Weighted
	Exercise		Average
	Price	# of Options	Exercise Price	# of Options

	($/ share)		($/ share)
Balance, beginning of period	$8.14	334,375	$6.72	737,625
Exercised	4.99	(47,750)	4.72	(94,250)
Cancelled	—	—	15.43	(16,000)

Balance, March 31	$8.66	286,625	$6.44	627,375

Options exercisable, March 31	$8.05	212,125	$6.53	239,500

8. Net Loss Per Common Share
The net loss per common share is calculated by dividing earnings available to common shareholders by the weighted average number of Common Shares outstanding.

Three months ended March 31	2008	2007

Weighted average common shares outstanding — Basic	67,685	70,803
Dilutive effect of stock options	—	—

Weighted average common shares outstanding — Diluted	67,685	70,803

9. Risk Management and Financial Instruments
Financial instruments at March 31, 2008 consisted of cash and cash equivalents, short-term investments, accounts receivable, risk management assets and liabilities, the long-term investments in MEG Energy and Nuloch, accounts payable and accrued liabilities, and long-term debt.
Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)
     Fair Values of Financial Assets and Liabilities
Risk management assets and liabilities are carried at fair value, which is based on forward market curves and is compared to quotes provided by financial institutions. The carrying value of Paramount’s long-term debt is measured at amortized cost. The US Senior Notes had a market value of 100.5 percent at March 31, 2008.
Available for sale assets that are publicly traded are carried at market value, and the Company’s investment in MEG Energy is carried at cost because MEG Energy is a private corporation and its common shares are not traded in an active market.
The carrying value of all other financial instruments approximates fair value due to their short-term maturities.
Risk management assets and liabilities outstanding at March 31, 2008 are as follows:

	Total
	Notional	Average Price	Fair Value	Remaining Term

Commodity
Gas — NYMEX	40,000 MMbtu/d	Fixed - US$8.98/MMbtu	$(9,459)	April 2008 - October 2008
Gas — NYMEX	20,000 MMbtu/d	Fixed - US$9.99/MMbtu	(2,798)	November 2008 - March 2009
Crude — WTI	1,000 Bbl/d	Fixed - US$73.48/Bbl	(7,488)	April 2008 - December 2008

			(19,745)

Foreign Exchange

Canadian/US Dollar		CDN/US$- Floor $1.0200
Collar	US$90 million	Ceiling $0.9821	2,149	July 2008 expiry

			$(17,596)

The foreign exchange loss for the period ended March 31, 2008 includes a net loss on the US Senior Notes of $3.9 million and a net gain of $1.9 million related to the foreign exchange contracts.
Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $22.0 million at March 31, 2008 (December 31, 2007 — loss of $17.2 million). The Company has designated this contract as normal usage, and as a result does not recognize the fair value of the contract in the Consolidated Financial Statements.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of underlying changes in market prices. The principal market risks impacting Paramount are commodity price risk, foreign currency risk, interest rate risk, and equity price risk.
Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)
     Commodity Price Risk
The Company uses financial commodity contracts from time to time to manage its exposure to commodity price volatility. At March 31, 2008, assuming all other variables are held constant, a 10 percent increase or decrease in commodity prices would have had the following impact on Paramount’s net earnings from changes in the fair value of financial commodity contracts:

Three months ended March 31, 2008	10% increase	10% decrease

Natural gas	$(8,700)	$8,700
Crude oil	$(2,000)	$2,000

     Foreign Currency Risk
Paramount is exposed to foreign currency risk on financial instruments denominated in US dollars including cash balances, accounts receivable, risk management assets and liabilities, accounts payable, US Senior Notes and related interest. The Company uses foreign exchange contracts to manage foreign exchange risks related to its US Senior Notes. At March 31, 2008, a strengthening or weakening of the Canadian dollar relative to the US dollar would have had the following effect on net earnings:

Three months ended March 31, 2008	Strengthen 1%	Weaken 1%

US Senior Notes	$800	$(800)
Foreign exchange collar	$(600)	$600

The sales prices of crude oil and natural gas are determined with reference to US benchmark price, therefore an increase in the value of the Canadian dollar relative to the US dollar will decrease the revenue received for petroleum and natural gas products. Paramount’s expenditures are primarily in Canadian dollars but include capital and operating expenditures in US dollars, largely related to the Company’s US operations, and payments of interest on US Senior Notes and settlements of risk management liabilities.
     Interest Rate Risk
Paramount is exposed to interest rate risk on floating rate credit facilities and on interest bearing balances of cash and cash equivalents. Paramount’s US Senior Notes bear interest at a fixed rate and are subject to fair value changes as interest rates change.
     Equity Price Risk
Paramount is exposed to equity price risk associated with its publicly traded investments and its MEG Energy investment. Paramount has no immediate plans to dispose of its MEG Energy investment.
Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)
Credit Risk
Paramount is exposed to credit risk on its financial instruments where a financial loss would be experienced if a counterparty to a financial asset failed to meet its obligations. The Company minimizes credit risk by entering into contracts with counterparties that possess high credit ratings, by employing net settlement agreements, and limiting available credit when necessary. The Company’s accounts receivable include balances due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. At March 31, 2008 Paramount did not have any significant concentrations of credit risk with any individual sales customer or joint venture partner. The maximum credit risk exposure at March 31, 2008 is limited to the carrying values of cash and cash equivalents, accounts receivable and risk management assets.
Liquidity Risk
Liquidity risk is the risk that Paramount will be unable to meet its financial obligations. The Company manages liquidity risk by ensuring that it has sufficient cash, credit facilities and other financial resources available to meet its obligations.
The Company forecasts cash flows for a period of 12 months to identify financial requirements. These requirements are met through a combination of cash flows from operations, credit facilities, dispositions of assets, and accessing capital markets.
Contractual obligations related to financial liabilities, at March 31, 2008 are as follows:

	2008	2009-2010	2011-2013	Total

Accounts payable and accrued liabilities	$101,877	$—	$—	$101,877
Risk management liabilities	18,233	1,512	—	19,745
US Senior Notes, including interest	4,071	16,284	115,862	136,217

	$124,181	$17,796	$115,862	$257,839

10. Capital Structure
Paramount’s primary objectives in managing its capital structure are:
(i)	to maintain a flexible capital structure which optimizes the cost of capital at an acceptable level of risk;

(ii)	to maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and repayment of debt obligations when due; and

(iii)	to maximize returns for the Company’s shareholders.
Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)
Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others, to measure the status of its capital structure. The Company has not established fixed quantitative thresholds for such metrics. Paramount may adjust its capital structure by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs, and acquiring or disposing of assets.
Paramount’s capital structure consists of the following:

As at	March 31, 2008	December 31, 2007

Working capital deficit (surplus)	$1,472	$(120,626)
Credit facility	—	—
US Senior Notes (excluding unamortized financing fees)	95,791	136,547
Stock-based compensation liability (long-term portion)	883	66

Net Debt	98,146	15,987
Share capital	306,690	313,828
Contributed surplus	1,596	1,375
Retained earnings	555,358	593,450
Accumulated other comprehensive income (loss)	94	(4)

Total Capital	$961,884	$924,636

Paramount is subject to financial covenants in its credit facility and US Senior Note agreements (“Debt Agreements”). The Company maintained compliance with all such financial covenants during the quarter. The Debt Agreements contain certain restrictions on Paramount’s ability to issue or repurchase equity, issue or refinance debt, acquire or dispose of assets, or pay dividends.
11. Consolidated Statements of Cash Flows — Selected Information
     Items not involving cash

Three months ended March 31	2008	2007

Unrealized loss on financial commodity contracts	$12,804	$24,529
Stock-based compensation — non-cash portion	2,466	(7,165)
Depletion, depreciation and accretion	28,177	33,540
Loss (gain) on sale of property, plant and equipment	506	(33)
Foreign exchange gain	2,047	(9,131)
Cash distributions in excess of equity earnings	16,687	—
Equity earnings in excess of cash distributions	—	(11,694)
Future income tax recovery	(8,720)	(18,913)
Non-controlling interest	—	(10,467)
Non-cash extinguishment of debt, interest and other	1,085	1,639

	$55,052	$2,305

Paramount Resources Ltd. | First Quarter — 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)
     Supplemental cash flow information

Three months ended March 31	2008	2007

Interest paid	$6,327	$17,099
Current and other tax paid	$391	$489

12. Subsequent Events
Paramount entered into the following commodity contracts subsequent to March 31, 2008:

Commodity	Notional/Quantity	Price	Term

Gas — AECO — Financial	20,000 GJ/d	Fixed — $9.50/GJ	November 2008 — March 2009
Gas — Physical	20,000 GJ/d	Fixed — $8.72/GJ	April 2008 — June 2008
Crude — WTI — Financial	1,000 Bbl/d	Fixed — US$107.31/Bbl	May 2008 — December 2008

Paramount Resources Ltd. | First Quarter — 2008